SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16 under the

Securities Exchange Act of 1934

For the month of February 2017

Commission File Number: 001-14014

CREDICORP LTD.

(Translation of registrant’s name into English)

Clarendon House

Church Street

Hamilton HM 11 Bermuda

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒	Form 40-F ☐

 Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ____

 Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ____

February 22nd, 2017

SUPERINTENDENCIA DEL MERCADO DE VALORES – SMV

Re.: MATERIAL EVENT

Dear Sirs:

In accordance with article 28 of the Capital Markets Law approved by Law N° 093-2002-EF and SMV Resolution for Material Events and Reserved Information and Other Communications N° 005-2014-SMV-01 (the “Resolution”), Credicorp Ltd. complies with notifying you of the following Material Event. Credicorp’s Board of Directors, in its session held on February 22nd, 2017, agreed unanimously on the following matters:

1.	Approved the Annual Report of the Company for the financial year ended December 31st, 2016 that the Chairman will present at the Annual General Meeting of Shareholders on March 31st, 2017.

2.	Approved the audited consolidated financial statements of the Company and its subsidiaries, for the financial year ended December 31st, 2016, including the report of the independent external auditors Gaveglio, Aparicio y Asociados Sociedad de Responsabilidad Limitada, members of PricewaterhouseCoopers in Perú, to be submitted for evaluation and approval of the Annual General Meeting of Shareholders on March 31st, 2017.

3.	Approved to present for approval to the Annual General Meeting of Shareholders: (i) the list of proposed candidates that will hold office for the period 2017 – 2020, and (ii) their remuneration. The proposed candidates are:

Benedicto Cigüeñas Guevara

Fernando Fort Marie

Patricia Lizárraga Guthertz

Raimundo Morales Dasso

Martín Perez Monteverde

Luis Enrique Romero Belismelis

Dionisio Romero Paoletti

Juan Carlos Verme Giannoni

4.	Agreed to recommend the reappointment of Gaveglio, Aparicio y Asociados Sociedad de Responsabilidad Limitada, members of PricewaterhouseCoopers in Perú, as the independent external auditors of the Company for the financial year 2017, with the previous authorization and recommendation of the Audit Committee; and to propose to the Annual General Meeting of Shareholders to delegate to the Audit Committee the approval of the independent external auditor’s fees.

The aformentioned agreements will be submitted for consideration and approval at the Company’s Annual General Meeting of Shareholders, which will be held on March 31st, 2017, at 3:00pm

Furthermore the Board of Directors also agreed unanimously the following:

1.	To pay its shareholders a cash dividend of S/ 1,159,628,337.82 for a total of 94,382,317 outstanding shares, which is equivalent to S/ 12.2865 per share. The cash dividend will be paid out on May 12th, 2017, without withholding tax at source, to shareholders of record on April 18th, 2017. The dividend will be paid in US Dollars using the weighted exchange rate registered by the Superintendency of Banks, Insurance and Pension Funds (Superintendencia de Banca, Seguros y AFP) for the transactions at the close of business on May 10th, 2017. The US Dollar dividend amount will be rounded up to four decimals. The Board of Directors approved the distribution of dividends according to the Bye-Laws of the Company and considering a total net income attained in the financial year 2016 of S/ 3,514,582,247.63.

2.	To transfer: (i) S/ 500,000,000.00 to restricted especial reserves, and (ii) S/ 1,854,953,909.81 to especial reserves. As a result, restricted especial reserves will amount to S/ 11,070,962,766.47, which cannot be used without the authorization of the Superintendency of Banks, Insurance and Pension Funds.

3.	To transfer S/ 179,639,012.09 to retained earnings.

The information in this Form 6-K (including any exhibit hereto) shall not be deemed “filed” for purposes of Section 18 of the Securities Exchange Act of 1934 (the “Exchange Act”) or otherwise subject to the liabilities of that section, nor shall it be deemed incorporated by reference in any filing under the Securities Act of 1933 or the Exchange Act.

Sincerely,

/s/ Miriam Böttger_

Stock Market Representative

Credicorp Ltd.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: February 22nd, 2017

CREDICORP LTD. (Registrant)

By:	/s/ Miriam Böttger
Miriam Böttger
Authorized Representative